

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

<u>Via U.S. Mail</u>
Shou-Kang Chen
Chief Financial Officer
ChipMOS TECHNOLOGIES (Bermuda) LTD.
No. 1, R&D Road 1
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re: ChipMOS TECHNOLOGIES (Bermuda) LTD.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed June 3, 2011**
> **File No. 000-31106**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Financial Statements

Note 25. Summary Of Significant Differences Between Accounting Principles Followed By The Company And Accounting Principles Generally Accepted In The United States, page F-44

1.   We note the significant number of items included in non-operating income and non-operating expenses on your Consolidated Statements of Operations. Please revise future filings to clearly describe in the reconciliation in Note 25 the specific non-operating line items that would be considered operating items under U.S. GAAP. For example, we note that you include gains and losses on disposal of operating assets, recovery of allowance for doubtful receivables, claims received and impairment losses as non-operating under ROC GAAP. It would appear that many of these items would be operating income (expense) items under U.S. GAAP.

2.   We note that your disclosure in Significant Commitments and Contingencies does not discuss whether the contingency is probable, reasonably possible or remote and does not provide an assessment of the expected impact of these matters to your financial statements. Please revise future filings to disclose your assessment of these matters and to provide the disclosures required by ASC- 450-20-50.

3.   Please describe in future filings how your consolidation of ThaiLin Semiconductor Corp. and Chipmos Technologies LTD (through Modern Mind) is consistent with the guidance in ASC 810-10. Please clarify if you are applying the guidance related to Variable Interest Entities or you have obtained control by contracts. Also, please discuss how the MMT Assignment Agreement, entered into in April 2011, impacted your consolidation model.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief